Foodvine Inc.

Financial Statements (unaudited) and Independent Accountant's Review Report

For the 7 months ended July 31, 2021

Philip Debaugh, CPA
10 Five Oaks Ct.
Owings Mills, MD 21117

Independent Accountant's Review Report

To Management of:
Foodvine Inc.

I have reviewed the accompanying financial statements of the Foodvine Inc. which comprise the balance sheet as of July 31, 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on my review, I am not aware of any material modification that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 4, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Philip Debaugh, CPA
Owings Mills, MD
August 31, 2021

Foodvine Inc.
Balance Sheet
As of July 31, 2021

	Total
ASSETS	
Current Assets	
Cash	47,114
Total Current Assets	**47,114**
TOTAL ASSETS	**47,114**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	-
Total Current Liabilities	**-**
Total Liabilities	**-**
Equity	
Additional Paid-In Capital	367,804
Common Stock, authorized 10,000,000 shares, 4,000,000 shares issued at $0.00001 par value	40
Retained Earnings	(320,730)
Total Equity	**47,114**
TOTAL LIABILITIES AND EQUITY	**47,114**

Foodvine Inc.
Statement of Operations
January – July 2021

	Total
Income	
Revenue	-
Total Income	-
Cost of Sales	
Cost of Sales	-
Total Cost of Sales	-
Gross Profit	-
SG&A Expenses	
Software Development Costs	276,086
Legal & Professional Services	25,536
Advertising & Marketing	14,732
Consultant Labor	378
Software Subscriptions & Hosting	3,442
Bank Charges & Fees	177
Office Supplies & Software	379
Total SG&A Expenses	**320,730**
Net Income (Loss)	**(320,730)**

Foodvine Inc.
Statement of Cash Flows
January – July 2021

	Total
OPERATING ACTIVITIES	
Net Income (Loss)	(320,730)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
	-
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	-
Net cash used by operating activities	**(320,730)**
FINANCING ACTIVITIES	
Common Stock Issuance	40
Additional Paid-In Capital	367,804
Net cash provided by financing activities	**367,844**
Net cash increase for period	**47,114**
Cash at beginning of period	-
Cash at end of period	**47,114**

Foodvine Inc.
Statement of Changes in Stockholders' Equity
For the 7 months ended July 31, 2021

Stockholders' Equity at January 1, 2021	-
Common Stock Issuance	40
Additional Paid-In Capital	367,804
Net Loss	(320,730)
Stockholders' Equity at July 31, 2021	47,114

Notes to Financial Statements

NOTE 1 ORGANIZATION

Foodvine Inc. (Company) offers a social food ordering application that connects home chefs with consumers and enables food influencers to generate revenue streams from live classes. The software also enables consumer goods companies to test and market their products to the applications user base.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company is in its first year of operation and its fiscal year ends on December 31.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

Financial instruments consist principally of cash and the carrying amounts of such financial instruments in the accompanying balance sheets approximate their fair values due to their relatively short-term nature.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers

Step 2: Identify the performance obligations in the contract

Step 3: Determine the transaction price

Step 4: Allocate the transaction price to performance obligations

Step 5: Recognize revenue when the entity satisfies a performance obligation

As of July 31, 2021 the Company has not yet generated revenue as its application has not been released to the public.

Software Development Costs

The Company expenses software development costs as incurred in accordance with *ASC 985-20* and will begin to capitalize these costs once the application reaches technological feasibility. The Company expects this date to coincide with when the application is made available to the general public. Software development costs are paid to external contractors.

Advertising & Marketing Costs

The Company expenses advertising and marketing costs as incurred.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. The Company is subject to corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL.

NOTE 3 STOCKHOLDERS' EQUITY/ (DEFICIT)

The company has authorized an 10,000,000 common shares with a par value of $0.00001 and 4,000,000 shares of common stock were issued and outstanding as of July 31, 2021.

NOTE 4 GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and realized losses every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 5 SUBSEQUENT EVENTS

The Company evaluated for disclosure any subsequent events through August 31, 2021, the date the financial statements were available to be issued and has determined that the following subsequent events require disclosure:

Reg CF Securities Offering

The Company has commenced the reservation period for a securities offering under SEC Regulation CF. The securities offering is listed with an approved and qualified funding portal (WeFunder) and they will receive compensation for the listing commensurate with its standard terms. The Company expects to begin accepting investments upon filing these the required Form C with the US Securities and Exchange Commission.